

Press Release

FOR IMMEDIATE RELEASE
Contact: John K. Hall/563-547-6000
PO Box 320/Highway 63 & 9/Cresco, IA 52136

Featherlite announces exploration of strategic alternatives

CRESCO, Iowa / January 9, 2006 - Featherlite®, Inc. (Nasdaq:FTHR), a leading U.S. trailer and luxury coach manufacturer, announced today that its Board of Directors has decided to explore strategic alternatives to enhance shareholder value. The Company is working with Houlihan Lokey Howard & Zukin, its financial advisor in the process.

In making the announcement, the Company stated that there can be no assurance that the exploration of strategic alternatives will result in any transaction. The Company does not intend to disclose developments with respect to the exploration of strategic alternatives unless and until its Board of Directors has approved a specific transaction.

About Featherlite

With more that 75 percent of its business in the leisure, recreation and entertainment categories, Featherlite®, Inc. has highly diversified product lines offering hundreds of standard model and custom-designed aluminum specialty trailers, specialized transporters, mobile marketing trailers and luxury motorcoaches. For more information about the Company, please visit www.fthr.com.